UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	Names of Reporting Persons: JCH Crenshaw Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,956,384(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,956,384(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,956,384(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 18.92%(2)

14	Type of Reporting Person (See Instructions): OO

          (1) Includes (i) 233,416 shares of common stock, par value $0.001 of the Company (“Common Stock”) currently held by JCH Crenshaw Holdings, LLC (“JCH”) and (ii) 1,722,968 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, purchased pursuant to the Securities Purchase Agreement, dated April 13, 2012, between the Company and JCH (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the Agreement, dated August 1, 2017, between the Company and JCH (the “Repricing Agreement”) at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).  The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants is currently subject to a 19.99% limitation under the Repricing Agreement, pending receipt of Company stockholder approval.  If Company stockholder approval is obtained, (a) 2,212,389 shares of Common Stock would be issuable upon conversion of the Series A Preferred Stock, 125,000 shares of Common Stock would be issuable upon exercise of the Series A Warrants and 200,000 shares of Common Stock would be issuable upon exercise of the Series B Warrants, and (b) the aggregate beneficial ownership of the Reporting Persons would be 24.84%.

(2) Calculated based upon 10,338,237 shares Common Stock deemed to be outstanding, which includes (i) 8,615,269 shares of Common Stock outstanding as of July 31, 2017 and (ii) 1,722,968 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.  The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants is currently subject to a 19.99% limitation under the Repricing Agreement, pending receipt of Company stockholder approval.

1	Names of Reporting Persons: J. Casey Crenshaw

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,956,384(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,956,384(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,956,384(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 18.92%(2)

14	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 233,416 shares of Common Stock currently held by JCH and (ii) 1,722,968 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.  J. Casey Crenshaw may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). J. Casey Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.  The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants is currently subject to a 19.99% limitation under the Repricing Agreement, pending receipt of Company stockholder approval.  If Company stockholder approval is obtained, (a) 2,212,389 shares of Common Stock would be issuable upon conversion of the Series A Preferred Stock, 125,000 shares of Common Stock would be issuable upon exercise of the Series A Warrants and 200,000 shares of Common Stock would be issuable upon exercise of the Series B Warrants, and (b) the aggregate beneficial ownership of the Reporting Persons would be 24.84%.

          (2) Calculated based upon 10,338,237 shares Common Stock deemed to be outstanding, which includes (i) 8,615,269 shares of Common Stock outstanding as of July 31, 2017 and (ii) 1,722,968 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.  The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants is currently subject to a 19.99% limitation under the Repricing Agreement, pending receipt of Company stockholder approval.

This Amendment No. 2 to the Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”) and  J. Casey Crenshaw, a citizen of the United States of America (“Mr. Crenshaw”, and together with JCH, the “Reporting Persons”) on May 14, 2012 (as previously amended by Amendment No. 1, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 1. Security and Issuer.

This Amendment is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”) of American Electric Technologies, Inc., a Florida corporation (the “Company”).  The principal executive offices of the Company are located at 1250 Wood Branch Park Drive, Suite 600, Houston, Texas 77079.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On July 28, 2017, the Reporting Persons notified the Company that they were terminating discussions pursuant to the previously disclosed confidentiality agreement, dated May 20, 2017, with respect to alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company.  The Reporting Persons intend to continue to review the Company’s business, strategy, capital structure, results of operations and financial position, and reserve the right to formulate plans or proposals from time to time regarding the Company and the Reporting Persons’ investment in the Company, to the extent deemed advisable by the Reporting Persons, in light of current market conditions generally and specifically relating to the Company.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) is hereby amended and restated in their entirety as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 8,615,269 shares of Common Stock issued and outstanding as of July 31, 2017) is as follows:

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the exercise of the Warrants, and the percent of outstanding Common Stock, beneficially owned by the Reporting Persons. All percentages are calculated on the basis of a total of 10,338,237 shares of Common Stock deemed to be outstanding, which includes (i) 8,615,269 shares of Common Stock outstanding as of July 31, 2017 and (ii) 1,722,968 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.  The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants is currently subject to a 19.99% limitation under the Repricing Agreement, pending receipt of Company stockholder approval.  If Company stockholder approval is obtained, (a) 2,212,389 shares of Common Stock would be issuable upon conversion of the Series A Preferred Stock, 125,000 shares of Common Stock would be issuable upon exercise of the Series A Warrants and 200,000 shares of Common Stock would be issuable upon exercise of the Series B Warrants and (b) the aggregate beneficial ownership of the Reporting Persons would be 24.84%.

	Common Stock		Series A Preferred Stock and Warrants (on as converted basis)		Percent of
Name:	Sole:	Shared	Sole:	Shared:	Class(1)
JCH Crenshaw Holdings, LLC	0	233,416	0	1,722,968	18.92%
J. Casey Crenshaw	0	233,416	0	1,722,968	18.92%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by JCH by virtue of being the sole managing member of JCH pursuant to JCH’s limited liability company agreement. Mr. Crenshaw disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this Amendment shall not be deemed an admission that Mr. Crenshaw are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented in its entirety as follows:

On August 1, 2017, the Company and JCH entered into an agreement (the “Repricing Agreement”), pursuant to which the initial conversion price of the Series A Preferred Stock and the initial exercise price of the Warrants were repriced.  Pursuant to the Letter Agreement, dated March 22, 2017, disclosed in the Company’s Current Report on Form 8-K filed with the Commission on March 27, 2017 and Quarterly Report on Form 10-Q filed with the Commission on May 15, 2017, the Company and JCH agreed to restrict the payment of cash dividends on and redemption of the Series A Preferred Stock to facilitate the sale of the Company’s senior secured Term Note in March 2017.  In consideration of JCH’s consent to the foregoing restrictions, the Company and JCH agreed to an adjustment to the initial conversion price of the Common Stock issuable upon conversion of the Series A Preferred Stock and the initial exercise price of the Warrants to reflect the current market value of the Common Stock.

A copy of the Repricing Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 3, 2017 and incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D*	Joint Filing Agreement.

Exhibit F

Agreement, dated August 1, 2017, between American Electric Technologies, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 3, 2017).

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

JCH CRENSHAW HOLDINGS, LLC

By:	/s/ J. Casey Crenshaw
Name:	J. Casey Crenshaw
Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit D*	Joint Filing Agreement.

Exhibit F

Agreement, dated August 1, 2017, between American Electric Technologies, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 3, 2017).

* Filed herewith

Exhibit D

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 2 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 2 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 2 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 4, 2017

JCH CRENSHAW HOLDINGS, LLC

By:	/s/ J. Casey Crenshaw
Name:	J. Casey Crenshaw
Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

A-1